NEWS RELEASE  September 12, 2005

Trading Symbol: AMM -TSX

www.almadenminerals.com

Exploration Update on Activities at the SKOONKA CREEK (SAM) Gold Property, B.C.

Almaden is pleased to announce the following update of exploration results from the company’s wholly owned Skoonka Creek (SAM) property which is located 10 km northeast of Lytton in southern British Columbia. The following results are part of an exploration program that is being carried out by partner Strongbow Exploration Inc. (“Strongbow”) who have optioned the Skoonka Creek property under terms whereby Strongbow can earn up to a 60% interest in the 10,765 hectare (26,598 acres) property by making share payments to Almaden and incurring exploration expenditures of $C4 Million. These results have already been released by Strongbow on September 6, 2005.

A series of hand dug trenches have been completed over the JJ showing where two parallel quartz veins uncovered by a single trench in 2004 returned an average grade of 22.8 g/t gold over an estimated true width of 2.0 m. The new trenching has exposed the northeast striking JJ mineralized system over a total length of approximately 45 m. Initial results have been received from three new trenches that bracket the 2004 JJ trench, representing an exposed strike length of approximately 21 m. Each trench is oriented perpendicular to strike and ranges from 3.9 m to 7.3 m in length. Of 29 bulk channel samples collected to date, 28 have returned greater than 100 ppb gold, including 20 samples greater than 1 g/t gold and 10 samples in excess of 12 g/t gold. Best averaged results are as follows (from southwest to northeast):

Trench        Apparent     Gold (g/t)

              Width (m)

2005-T3            3.4          19.3

2004-JJ            3.0          22.8

2005-T2            1.4          13.9

2005-T1            7.3          1.16

Including          2.3          2.08

Additional trenching has recently been completed approximately 25 m along strike to the northeast of trench 2005-T1, in the vicinity of eight float and outcrop grab samples that have returned from 0.34 to 6.97 g/t gold. Results from this new trenching are pending, however this work has exposed a series of narrow quartz veins up to 0.5 m in apparent thickness within a 1.5 m wide mineralized zone, effectively extending the strike length of the JJ showing to 45 m. The JJ vein system is hosted within clay altered andesites and is estimated to have a moderate, 60 to 70 degree southeasterly dip. A detailed soil grid has also been completed over the JJ showing, with 195 samples collected at 25 m stations along 50 m spaced lines. Results from the survey define a gold soil anomaly covering a 150 m by 150 m area within the central part of the grid, including several individual station points returning in excess of 1,000 ppb gold. The JJ showing is located along the southeastern edge of the soil anomaly and the size and shape of the anomaly suggests that additional parallel mineralized zones may be present across strike to the northwest.

A second soil grid of similar size has also been completed over the DD (Discovery) showing where previous work identified a low grade quartz breccia vein returning a weighted average gold value of 0.38 g/t over a width of 4.2 m. Initial results of the soil survey indicate a gold soil anomaly over a 200 m northeast trending zone coincident with the DD showing. Prospecting and mapping in the area has identified outcrop and float boulders of additional quartz breccia and veining both within and outside of the detailed soil grid. Results from most of these rock samples remain outstanding however some are noted to contain excellent examples of epithermal textures with multiple generations of silica flooding.

Strongbow further reports that infill soil sampling is presently underway on both the JJ and DD grids to more accurately constrain the extent of the gold soil anomalies and that ground geophysical surveys are also planned in anticipation of a mid to late September drill program.

The property hosts two gold bearing epithermal vein showings and a number of untested gold soil anomalies. The showings were discovered by Almaden over the preceding two years and represent part of a new, previously unexplored epithermal gold district located in a mature mining region that has excellent infrastructure. The northern part of the property hosts two gold bearing epithermal vein showings located approximately three kilometres apart. The high grade JJ showing consists of two closely spaced veins separated by approximately 0.5 metres of altered volcanic wall rocks. Large channel samples collected by Almaden in 2004 from a hand dug trench exposure have returned from 12.8 g/t gold to 53.4 g/t gold from vein material and 4.5 g/t to 9.2 g/t gold from altered wall rock.

Almaden is pleased with the progress that Strongbow is making on the outlining the mineralization on the Skoonka Creek property. Work reported in this news release was conducted under the supervision of David Gale, P.Geo. (BC), a qualified person under NI 43-101. Almaden currently has 15 active joint venture projects including 10 in which a partner is earning an interest in an Almaden property through spending, and two regional exploration joint ventures, one with BHP Billiton World Exploration Inc. ("BHPB") to explore for copper-gold deposits in Mexico and one with Japan Oil, Gas and Metals National Corporation ("JOGMEC") to explore for base metal deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.